SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549



                                    FORM 11-K


                                  ANNUAL REPORT



        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                      For the Year Ended December 31, 2003

                         Commission File Number 1-16619




                 Kerr-McGee Corporation Savings Investment Plan

                            (full title of the Plan)






                             Kerr-McGee Corporation
                                Kerr-McGee Center
                          Oklahoma City, Oklahoma 73102





             (Name of the issuer of the securities held pursuant to the Plan and address of its principal executive office)

                 KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                           DECEMBER 31, 2003 AND 2002



             Report of Independent Registered Public Accounting Firm


                              Financial Statements


Statement of Net Assets Available for Benefits as of December 31, 2003 and 2002

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2003

Notes to Financial Statements as of December 31, 2003 and 2002


                             Supplemental Schedules



Schedule H, Line 4i -Schedule of Assets (Held at End of Year)

Schedule H, Line 4j -Schedule of Reportable Transactions


All other schedules required by the Employee Retirement Income Security Act of 1974 and the regulations promulgated by the Department of Labor have been omitted since they are inapplicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Kerr-McGee Corporation Benefits Committee
Kerr-McGee Corporation Savings Investment Plan


     We have audited the accompanying statement of net assets available for benefits of Kerr-McGee Corporation Savings Investment Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003, and reportable transactions for the year then ended, are presented for the purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.





                                                               ERNST & YOUNG LLP


Oklahoma City, Oklahoma
May 28, 2004

                 KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             (Thousands of dollars)



                                                              December 31,
                                                       -------------------------
                                                         2003             2002
                                                       --------         --------

ASSETS:
    Investments                                        $290,246         $245,200

    Other assets                                             79              415
                                                       --------         --------

NET ASSETS AVAILABLE FOR BENEFITS                      $290,325         $245,615
                                                       ========         ========







The accompanying notes are an integral part of this statement.





                 KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             (Thousands of dollars)


                                                                  Year Ended
                                                               December 31, 2003
                                                               -----------------

Additions:
    Additions to net assets attributed to:
        Investment income:
           Dividends                                                    $  6,372

           Interest                                                          358

           Net appreciation in fair value of investments                  41,183
                                                                        --------
                                                                          47,913

        Employee contributions                                            18,224

        Transfer from ESOP                                                 4,434
                                                                        --------

           Total additions                                                70,571
                                                                        --------

Deductions:
    Deductions from net assets attributed to:

        Distributions to terminating and withdrawing participants         25,861
                                                                        --------
           Total deductions                                               25,861
                                                                        --------


           Net increase                                                   44,710

Net assets available for benefits:
    Beginning of year                                                    245,615
                                                                        --------
    End of year                                                         $290,325
                                                                        ========





The accompanying notes are an integral part of this statement.

                 KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002


(1) DESCRIPTION OF THE PLAN

    General -

    The Kerr-McGee Corporation Savings Investment Plan (the Plan) is a defined contribution plan in which eligible employees of Kerr-McGee Corporation and its affiliated companies (collectively referred to as the Company) may participate. Employees are allowed to participate in the Plan from their initial date of employment.

    The Plan allows participants to defer taxable earnings through contributions to the Plan as provided for under Section 401(k) of the Internal Revenue Code (the Code), and to borrow from their accounts within the Plan.

    The Plan is administered by the Kerr-McGee Corporation Benefits Committee (the Committee), which is appointed by the Board of Directors of the Company. Accounting and administration for the Plan are provided by the Company at no cost to the Plan. In addition, all expenses of the Trust are borne by the Company.

    The Company intends to continue the Plan indefinitely, but reserves the right to alter, amend, modify, revoke or terminate the Plan at any time upon the direction of the Company's Board of Directors. If the Plan is terminated for any reason, the Committee will direct that the participants' account balances be distributed as soon as practical. The Company has no continuing liability under the Plan after the final disposition of the assets of the Plan.

    Effective January 1, 1990, all employer matching contributions are made to the Kerr-McGee Corporation Employee Stock Ownership Plan (ESOP), which was established in September 1989. All matching contributions are invested in Kerr-McGee Corporation common stock. The ESOP is not part of the Plan;
    therefore, the employer contributions to the ESOP and the ESOP assets and earnings are not included in the accompanying Plan financial statements.

    Prior to January 1, 1990, employer matching contributions were made into the Plan and invested in Kerr-McGee Corporation common stock. The 2003 activity related to these nonparticipant-directed contributions is shown in Note 4.

    Effective January 1, 2000, eligible participants in the ESOP have an annual option to diversify up to 25% of their year-end Kerr-McGee stock balance in the ESOP into investment options available in the Plan. This option must be exercised by March 31 of each year. The amount diversified during 2003 is shown as Transfer from ESOP on the Statement of Changes in Net Assets Available for Benefits.

    The participants' contributions to the Plan and earnings thereon are fully vested at all times. Each participant's account is credited with the participant's contributions and an allocation of Plan earnings. With the exception of the nonparticipant-directed portion of the Kerr-McGee Stock Fund, participants designate how their balances are invested in any one or more of several investment options.

    On termination of service, including terminations due to death, disability, or retirement, a participant or participant's beneficiary may elect to receive an amount equal to the value of the participant's account. The normal form of such distribution is a single lump sum payment; however, certain eligible members may elect to have an annuity purchased from an insurance company in lieu of a lump sum payment. Terminating participants with more than $5,000 in the Plan may defer distribution until age 70 1/2. Investments relating to these participants remain in the Trust until the terminated participant requests distribution. Participants who defer distribution continue to share in earnings and losses of the Plan.

    The following is a description of the investment options available under the Plan at December 31, 2003:

         Kerr-McGee Stock Fund - common stock of the Company.

         Fidelity Growth Company Fund - invests in common stock of companies believed to have above-average growth potential.

         Fidelity Balanced Fund - normally invests 60% of its assets in stocks and 40% of its assets in bonds.

         Fidelity Diversified International Fund - invests primarily in foreign securities.

         Fidelity Dividend Growth Fund - invests at least 80% of its total assets in companies believed to have the potential for dividend growth.

         Fidelity Mid-Cap Stock Fund - invests at least 80% of its assets in common stocks of companies with medium market capitalizations.

         Managed Income Portfolio II - invests in investment contracts issued by insurance companies and other financial institutions.

         Spartan U.S. Equity Index Fund - invests at least 80% of its assets in common stocks included in the S&P 500.

         Pimco Total Return Fund - invests in all types of bonds.

         Baron Growth Fund - invests primarily in small-cap companies with market values between $100 million and $1.5 billion.

         Oakmark Select Fund - invests primarily in common stocks of U.S. companies.

         Columbia Small-Cap Fund - invests primarily in common stock of small companies believed to be undervalued (previously called the Liberty Small-Cap Fund).

         Aim Basic Value Fund - invests 65% of assets in securities of U.S. issuers with market capitalization of greater than $500 million and 35% of assets in U.S. issuers with market capitalization of less than $500 million.

         Royce Low-Priced Stock Fund - invests in both small- and micro-cap companies that are trading for less than $20 per share.


    SMART and CAPITAL Savings Programs -

    All participants participate in the Plan under the SMART and CAPITAL Savings Programs. Participants may direct their savings, up to a maximum of 15% of compensation, to be invested in 1% increments among one or more of the funds provided for under the Plan. An unlimited number of transfers are allowed between funds.

    Contributions to the SMART Savings Program are from a participant's compensation, before income taxes. The participant's income taxes on the pre-tax contributions are deferred until the contributions are distributed after termination, at the time of hardship withdrawal, or under minimum distribution rules at age 70 1/2. The annual SMART Savings Program contribution limitation is subject to annual adjustments for inflation and was $12,000 for 2003 in accordance with the Internal Revenue Code (the
    Code). Under the Code, participants aged 50 and over may make additional catch-up contributions up to a maximum of $2,000 in 2003. Participant contributions in excess of amounts allowable under the Code are considered to be contributions to the CAPITAL Savings Program.

    Contributions to the CAPITAL Savings Program are from a participant's compensation, after income taxes. If a participant has authorized less than 15% of their compensation to be contributed to the SMART Savings Program, they may contribute the remaining whole percentages up to 15% to the CAPITAL Savings Program. Participant contributions may be invested in the same proportions and the same funds as outlined above for the SMART Savings Program. The maximum contributions allowed to each program may be limited for highly compensated employees, depending upon the balance of contributions at all levels.

    Participants may borrow from the Plan against their contributions to the SMART and CAPITAL Savings Programs and against their interest in Company matching contributions held in the Plan. New loans to participants bear interest at a fixed rate equal to the U.S. prime rate (as published in The Wall Street Journal), plus 1.0%. Such interest is credited to the participant's accounts in the Plan when repaid. The average interest rate for new loans, which is adjusted quarterly, was 5.19% for 2003. The minimum loan amount, determined periodically by the Committee, is currently $1,000. The maximum amount of all loans to a participant under the Plan and any other plans of any employer may not exceed the lesser of (a) $50,000, reduced by an amount equal to the difference between (i) the participant's highest loan balance under the Plan during the one-year period ending on the day before the date on which such loan is made and (ii) the outstanding loan balance of the participant under the Plan on the date on which such loan was made or (b) one-half the current value of the participant's interest in their accounts. Loans must be repaid within five years from the initial date of the loan, with certain special provisions available for military reservists called to active duty. In the event of a participant's termination of employment and subsequent default on the loan, any outstanding balance will be considered a distribution and will be taxable to the participant as prescribed by the Code.


(2) SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

    Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

    Investment Risk - The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially effect the amounts reported in the statements of net assets available for benefits.

    Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies and common collective trusts are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Loans to participants are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    Payment  of  Benefits  -   Distributions   to  terminating  and  withdrawing
    participants are recorded when paid.


(3) LOANS TO PARTICIPANTS

    Loan activity during 2003 and 2002 is set forth below:

    (Thousands of dollars)                              2003             2002
                                                       -------          -------

    Balance at beginning of year                       $ 6,707          $ 7,148

      New loans                                          3,048            2,506

      Principal repayments                              (2,975)          (3,037)

      Loans included as distributions
        to terminated participants                        (437)            (292)

      Transfer from prior trustee                            -              382
                                                       -------          -------

    Balance at end of year                             $ 6,343          $ 6,707
                                                       =======          =======

    Interest income applicable to these loans during 2003 was $358,000.


(4) NONPARTICIPANT-DIRECTED INVESTMENTS

    The Kerr-McGee Stock Fund is the only fund consisting of both participant-directed contributions and nonparticipant-directed Company matching contributions. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments, is as follows:

                                                              December 31,
                                                        ------------------------
    (Thousands of dollars)                               2003             2002
                                                        -------          -------

    Net Assets:
      Common stock                                      $10,127          $10,454
                                                        =======          =======


                                                               Year ended
                                                            December 31, 2003
                                                            -----------------

    Changes in Net Assets:
      Dividends                                                   $   414
      Net appreciation                                                503
      Distributions                                                (1,244)
                                                                  -------
                                                                  $  (327)
                                                                  =======

(5) INVESTMENTS

    The following presents investments of the Plan's net assets at December 31, 2003 and 2002.

                                                         December 31,
                                                    ----------------------
    (Thousands of dollars)                            2003           2002
                                                    -------        -------

    Kerr-McGee Corporation Common Stock -
      1,099,106 shares in 2003 and 1,146,575
      shares in 2002                               $ 51,097(a)(b) $ 50,793(a)(b)

    Fidelity Growth Company Fund - 324,179 shares
      in 2003 and 305,832 shares in 2002             16,232(b)      10,833

    Fidelity Balanced Fund - 1,709,993 shares in
      2003 and 1,610,966 shares in 2002              28,642(b)      21,410(b)

    Fidelity Diversified International Fund -
    608,105 shares in 2003 and 571,602 shares
    in 2002                                          14,668(b)       9,809

    Fidelity Dividend Growth Fund - 88,377 shares
      in 2003 and 34,372 shares in 2002               2,413            767

    Fidelity Mid-Cap Stock Fund - 1,060,114 shares
      in 2003 and 1,106,759 shares in 2002           22,867(b)      17,996(b)

    Managed Income Portfolio II - 61,397,521
      shares in 2003 and 63,798,267 shares
      in 2002                                        61,398(b)      63,798(b)

    Spartan U.S. Equity Index Fund - 586,802
      shares in 2003 and 516,889 shares in 2002      23,126(b)      16,101(b)

    Pimco Total Return - 1,019,349 shares in 2003
      and 872,644 shares in 2002                     10,917          9,311

    Baron Growth Fund - 49,811 shares in 2003
      and 22,753 shares in 2002                       1,765            612

    Oakmark Select Fund - 141,060 shares in 2003
      and 111,076 shares in 2002                      4,319          2,646

    Columbia Small-Cap Fund - 147,395 shares in
      2003 and 119,783 shares in 2002                 2,520          1,515

    AIM Basic Value Fund - 1,397,793 shares in
      2003 and 1,443,679 shares in 2002              40,872(b)      31,559(b)

    Royce Low-Priced Stock Fund - 219,406 shares
      in 2003 and 137,770 shares in 2002              3,067          1,343

    Participant Loans                                 6,343          6,707
                                                   --------        -------

    Total Investments                              $290,246       $245,200
                                                   ========       ========

    (a) A portion of this amount is nonparticipant-directed (see Note 4).

    (b) Asset represents 5% or more of the Plan's net assets as of the indicated year end.


    During  2003,  the  Plan's  investments   (including  gains  and  losses  on
    investments bought and sold, as well as held during the year) appreciated in value by $41,183,000 as follows:

                 (Thousands of dollars)

    Kerr-McGee Corporation Common stock                    $ 2,537
    Registered Investment Companies and
      Common Collective Trusts                              38,646
                                                           -------
                                                           $41,183
                                                           =======


(6) TAX STATUS

    The Plan obtained its latest determination letter dated September 18, 2003, in which the Internal Revenue Service stated that the Plan is a qualified plan under provisions of Section 401(a) and is exempt from Federal Income taxes under provisions of Section 501(a) of the Code. Subsequent to this determination by the Internal Revenue Service, the Plan was amended to incorporate the final IRS regulations governing minimum required distributions under Internal Revenue Code Section 401 (a) (9). Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

    Taxes on any income earned on investment assets attributable to the participants are deferred until the receipt of a distribution pursuant to the terms of the Plan. Prior Company contributions and employee contributions to the SMART Savings Program are also not taxed to the participants until the receipt of a distribution.



(7) SUBSEQUENT EVENT

    On April 7, 2004, the company and Westport Resources Corporation (Westport) announced that their Boards of Directors had unanimously approved a strategic merger. In connection with the merger, the Company expects to issue approximately 49 million shares of common stock to Westport's stockholders. The transaction is subject to approval by the stockholders of both companies, as well as customary closing conditions. If approved, the transaction is expected to be consummated in the second quarter of 2004, shortly after the companies' respective shareholders meetings, which will be held on June 25, 2004. The effect of the merger on the Plan and its net assets, including the effect on the fair value of the Company's common stock, if any, is not currently known.





                 KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                   (Employer Identification Number 73-1612389)
                                (Plan Number 007)

                                DECEMBER 31, 2003
                             (Thousands of dollars)



                 (b)                                             (c)                                                    (e)
(a)*   Identity of issue, borrower,        Description of investment including maturity date,            (d)          Current
       lessor or similar party             rate of interest, collateral, par or maturity value           Cost          Value
----   ------------------------------      ---------------------------------------------------         -------       --------
 *     Kerr-McGee Corporation              Common Stock - 1,099,106 shares                             $51,085       $ 51,097
 *     Fidelity Investments                Fidelity Growth Company Fund - 324,179 shares                    nr         16,232
 *     Fidelity Investments                Fidelity Balanced Fund - 1,709,993 shares                        nr         28,642
 *     Fidelity Investments                Fidelity Diversified Int'l Fund - 608,105 shares                 nr         14,668
 *     Fidelity Investments                Fidelity Dividend Growth Fund - 88,377 shares                    nr          2,413
 *     Fidelity Investments                Fidelity Mid-Cap Stock Fund - 1,060,114 shares                   nr         22,867
 *     Fidelity Investments                Managed Income Portfolio II - 61,397,521 shares                  nr         61,398
 *     Fidelity Investments                Spartan U.S. Equity Index Fund - 586,802 shares                  nr         23,126
       Pacific Investment Management
         Company                           Pimco Total Return Fund- 1,019,349 shares                        nr         10,917
       BAMCO, Inc.                         Baron Growth Fund - 49,811 shares                                nr          1,765
       Harris Associates L.P.              Oakmark Select Fund - 141,060 shares                             nr          4,319
       Fleet Investment Advisors Inc.      Columbia Small-Cap Fund - 147,395 shares                         nr          2,520
       AIM Advisors, Inc.                  AIM Basic Value Fund - 1,397,793 shares                          nr         40,872
       Royce & Associates, LLC.            Royce Low-Priced Stock Fund - 219,406 shares                     nr          3,067
 *     Various Participants                Participant loans - interest rates from 5% to 11.5%              nr          6,343
                                                                                                                     --------
                                                                                                                     $290,246
                                                                                                                     ========


 *Party-in-interest

 nr - not required for participant-directed investments



                 KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN

            SCHEDULE H, LINE 4j- SCHEDULE OF REPORTABLE TRANSACTIONS

                   (Employer Identification Number 73-1612389)
                                (Plan Number 007)

                      FOR THE YEAR ENDED DECEMBER 31, 2003
                             (Thousands of dollars)

                                                                                                         (h)
                                                                                                       Current
                                                                                                        value
                                                              (c)             (d)          (g)       of asset on        (i)
          (a)                           (b)                Purchase        Selling       Cost of     transaction     Net gain
Identity of party involved     Description of asset          price          price         asset          date        or (loss)
--------------------------     --------------------        --------        -------       -------     -----------     ---------
Category (iii) - Series of transactions in excess of 5% of the Plan Assets:
---------------------------------------------------------------------------

*Kerr-McGee Corporation             Common Stock             $9,172        $     -       $ 9,172       $ 9,172         $   -

*Kerr-McGee Corporation             Common Stock             $    -        $11,412       $11,729       $11,412         $(317)



There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 2003.

Columns (e) and (f) are not applicable.



*Includes both participant-directed and nonparticipant-directed portions.




                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Kerr-McGee Corporation Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                 KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN





                                    By              (Robert M. Wohleber)
                                          --------------------------------------
                                                     Robert M. Wohleber
                                          Chairman of the Kerr-McGee Corporation
                                                     Benefits Committee




Date:  June 18, 2004